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SEC Mail Processing

MAR 0 1 2019

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SECl


19007512

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vasiliou & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 South Point Drive Suite 2001

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Miami Beach   FL   33139

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Basil Vasiliou   305-532-4417

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, PA

(Name – if individual, state last, first, middle name)

2295 NW Corporate Blvd.   Ste 240 Boca Raton   FL   33431

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _BASIL VASILIOU_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vasiliou & Company, Inc. , as of _DECEMBER 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

CEO & Chairman
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of:
Vasiliou & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 22, 2019

Vasiliou & Company, Inc.
December 31, 2018

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	8,353
Prepaid Expenses		897
Total assets	$	9,250

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued Expenses	$	2,150

Stockholder's equity

Common stock, $0.01 par value, 1,000 shares authorized

100 shares issued and outstanding	$	1
Additional paid-in capital		1,471,228
Accumulated deficit		(1,464,129)
Total stockholder's equity	$	7,100

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,250

See accompanying notes to financial statements

4

Vasiliou & Company, Inc.
Year ended December 31, 2018

STATEMENT OF OPERATIONS

Revenues	$ -
Expenses	
Professional fees	16,610
Regulatory Fees	2,070
Communications and data	1,680
Other expense	5,360
	25,720
Net Loss	$(25,720)

Vasiliou & Company, Inc.
Year ended December 31, 2018

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, beginning of year	100	$ 1	$1,448,343	$ (1,438,409)	$ 9,935
Shareholder contributions	-	-	22,885	-	22,885
Shareholder distribution	-	-	-	-	-
Net Loss	-	-	-	(25,720)	(25,720)
Balances, end of year	100	$ 1	$1,471,228	$ (1,464,129)	$ 7,100

Vasiliou & Company, Inc.
Year ended December 31, 2018

STATEMENT OF CASH FLOWS

Cash flows from operating activities

Net loss	$ (25,720)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in cash attributable to changes in operating assets and liabilities:	
(Increase) in other assets	(897)
(Decrease) in accrued expense	(3,985)
Net cash used in operating activities	(30,602)
Cash flows from investing activities	
Repayment of officer loan	2,115
Net cash provided by investment activities	2,115
Cash flows from financing activities	
Capital contributions	22,885
Net cash provided by financing activities	22,885
Net decrease in cash	(5,602)
Cash at beginning of year	13,955
Cash at end of year	$ 8,353
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -

See accompanying notes to financial statements

Vasiliou & Company, Inc.
Year Ended December 31, 2018

NOTES TO FINANCIAL STATEMENTS

Description of Organization and Nature of Operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are private placement of securities, underwriter or selling group participant, and investment advisory services. The company has not been active for the current year.

1. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

Revenue and Expense Recognition from Securities Transactions
On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. There was no cumulative effect adjustment upon adoption.

Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis. There were no securities transactions in 2018.

Cash and Cash Equivalents
For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2018.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Vasiliou & Company, Inc.
Year Ended December 31, 2018

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2018. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2015.

2. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2018 but did pay a processing fee.

3. Clearing Broker

There was no clearing arrangement for the year 2018.

4. Related Party Transactions

The Company occupies office space owned by the sole shareholder. No rent was charged to the Company in 2018. During 2018 the sole officer repaid a loan to the Company in the amount of $2,115 which was loaned to him in 2017.

Vasiliou & Company, Inc.
Year Ended December 31, 2018

NOTES TO FINANCIAL STATEMENTS

5. Shareholder Equity

During 2018, contributions totaling $22,885 was made by the stockholder.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2018, the Company's net capital was $6,203 which was $1,203 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was .3466 to 1.

7. Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

9. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2019, the date the financial statements were available to be issued.

In January 2019, the sole stockholder contributed $20,000 of equity capital to the Company.

Vasiliou & Company, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

NET CAPITAL COMPUTATION

Total shareholder's equity	$ 7,100
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	897
Total non-allowable assets	897
Net capital before haircuts on securities positions	6,203
Total haircuts on securities	-
Net capital	6,203
Required minimum capital	5,000
Excess net capital	$ 1,203

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 2,150
Ratio of aggregate indebtedness to net capital	.3466 to 1

Reconciliation:

Net capital, per unaudited December 31, 2018 FOCUS report, as filed	$ 6,203
Audit Adjustments	-
Net capital, per December 31, 2018 audited report, as filed	$ 6,203

Vasiliou & Company, Inc.
December 31, 2018

SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

Vasiliou & Company, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

<u>Report of Independent Registered Public Accounting Firm</u>

We have reviewed management's statements, included in the accompanying *Assertions Regarding Exemption Provisions Report* , in which (1) Vasiliou & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vasiliou & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k)(2)(i)* (the "exemption provisions") and (2) Vasiliou & Company, Inc. stated that Vasiliou & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vasiliou & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vasiliou & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 22, 2019

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Vasiliou & Company, Inc.
800 South Pointe Drive
Suite 2001
Miami Beach, Florida 33139

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2018

Vasiliou & Company, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Basil Vasiliou
President